

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 5, 2018

Raid Chalil
Chief Executive Officer
TipMeFast, Inc.
HaShnura St 1
Zihron Ya'akow, Israel

> **Re: TipMeFast, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2018**
> **File No. 333-222880**

Dear Mr. Chalil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets, which consist solely of cash and cash equivalents. In this regard, we note the disclosure of $15,275 in current assets in the form of cash in trust of $13,025 and prepaid expenses of $2,250. We also note that the company employs one part-time employee, including management, and that the company has not yet produced an operations product. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities must be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover Page

2.   We note that this offering is not subject to a minimum investment amount. Please revise to disclose these offer terms on the outside front cover page and in "The Offering" on page 4.

3.   Please revise to correct the Maximum Offering Proceeds amount in the first table of the prospectus cover page to be in line with the Maximum Offering Proceeds amount on the cover page of the registration statement.

4.   Please tell us why you include a footnote in the first table estimating expenses for "underwriting or placement commissions, discounts or expense" if there is no underwriter for this offering.

Risk Factors, page 4

5.   We note that Mr. Chalil's employment history consists of work abroad. If Mr. Chalil resides outside of the U.S., please discuss this and include risk factor disclosure as applicable.

6.   Please revise to disclose the number of hours per week that your CEO intends to devote to the business. Please also add risk factor disclosure to highlight risks related to not having full-time employees.

7.   Include as a separate risk factor a discussion of the current limitations of your internal control environment as it relates to the preparation of your financial statements.

Description of Business and Property, page 11

8.   We note that you are in a very early stage of development and are subject to all the risk inherent in the establishment of a new business venture. Please revise to describe the current state of development of your mobile application. On page 11, you describe various features and functionality of your proposed mobile application and services that you plan to offer. Please clarify whether any of these features or functions actually exists, either in completed form or in a prototype, or whether they are features and functionality that do not currently exist and may not be available when your mobile application is brought to market.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

9.   Please revise your disclosure to describe your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone,

categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Plan of Distribution, page 16

10.   Please revise your disclosure to clearly indicate that this is a direct offering. Clarify whether Mr. Chalil will be selling TipMeFast's securities under the safe harbor of Rule 3a4-1 of the Exchange Act.

Index to Financial Statements

Balance Sheet, F-2

11.   Please revise your disclosures to explain the nature of the "in-Trust" notation associated with your cash balance. In addition, please revise your statement titles that indicate a plurality of statements, yet should be singular since only one balance sheet or statement of operations and shareholders' equity are presented.

Exhibit 23.1

12.   Replace the auditor's report with the auditor's written consent as required by Item 601(b)(23) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Elaine Dowling, Esq.